As filed with the Securities and Exchange Commission on December 22, 2000

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

eLOT, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	86-0449210 (I.R.S. Employer Identification No.)

301 Merritt 7 Norwalk, Connecticut 06851 203-840-8600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Barbara C. Anderson, Esq.
Senior Vice President, Law and Administration, and Secretary
eLOT, Inc.
301 Merritt 7
Norwalk, Connecticut 06851
203-840-8600
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

             Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

             If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]

             If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

             If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

             If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

             If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

Title of Each Class of Securities to be Registered	Aggregate Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $.01 par value	3,950,000 shares	$.51565	$2,036,818	$509

(1)	Estimated solely for purposes of calculating the registration fee.
(2)	The registration fee has been calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the last sales price of the Common Stock as reported on the Nasdaq National Market on December 19, 2000.

             The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2000

eLOT, INC.

3,950,000 Shares of Common Stock

             This Prospectus relates to the offer and sale from time to time of up to 3,950,000 shares of our common stock that we have issued to certain selling shareholders named in this Prospectus. We will not receive any of the proceeds from any sale of shares by the selling shareholders, but we have agreed to bear the expenses of registration of the shares by this Prospectus.

             The common stock is traded on the Nasdaq National Market under the symbol “ELOT.” The last sale price of the common stock on the Nasdaq National Market on December 19, 2000 was $ .5625 per share.

             The shares registered hereby involve a high level of investment risk. You should invest only if you can afford a complete loss: see “Risk Factors” beginning on page 1 of this Prospectus.

             You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

             Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December __, 2000.

RISK FACTORS

             An investment in the eLOT common stock offered by this Prospectus involves a high degree of risk. Before you decide to invest in the common stock offered by this Prospectus, you should carefully consider the following risk factors, together with the other information contained in this Prospectus.

             You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing eLOT. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

             If any of the following risks actually occur, eLOT’s business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

RISKS RELATED TO OUR COMPANY

Our sources of revenue have decreased from 1999.

             We have operated independently of the computer telephony business and the healthcare communications business for only a limited time. On January 1, 2000, we completed the sale of our computer telephony business, which generated approximately 74% of our revenues for the year ended December 31, 1999. On July 21, 2000, we completed the sale of the healthcare communications business, which generated the remaining 26% of revenues for the year ended December 31, 1999. We are in the process of attempting to sell one of our remaining assets, our majority stock interest in Dialogic Communications Corporation (“DCC”). We have provided capabilities for web-based retail sales of lottery tickets for the country of Jamaica. Sales of Jamaica lottery tickets commenced over the Internet in October 2000 but have not generated significant revenue for our company. Although we project advertising revenues from our e LotteryFreeWay.com rewards entertainment website and from our eLottonet.com lottery results notification website, neither site has yet produced significant revenue. In addition, our IMARCS Internet marketing solution, for which we have contracts with three U. S. states, has not yet generated significant revenues. There can be no assurance that we will ever generate revenue at a sustainable level or that we will ever be profitable. As a result of the sale of the computer telephony and healthcare communications businesses, our revenue base will be significantly smaller than in the past, and we will be required to absorb corporate overhead and other fixed costs effectively in order to succeed in our efforts to profitably expand our Internet lottery operations. While we have made significant investments in establishing the eLottery technologies, the future prospects of which we believe are attractive, there can be no assurance as to future prospects.

The market for our products is new, and the growth in market acceptance for these products is uncertain.

             The markets for our Internet-based lottery products have only recently begun to develop, have not been subject to extensive market exposure, are rapidly evolving, and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. If the market develops more slowly than expected or becomes saturated with competitors, or if our products do not develop sufficient customer or consumer acceptance, our business, operating results, and financial condition will be materially and adversely affected. Because our eLottery operations are in an early stage of development and have a history of losses, it is difficult to evaluate our business and we may face expenses, delays and difficulties.

             Our current business has only a limited operating history upon which an evaluation can be based. Accordingly, our prospects must be considered in light of the risks, expenses, delays and difficulties frequently encountered by companies in a similarly early stage of development, particularly companies engaged in a new and rapidly evolving markets like online lotteries. We incurred operating losses from continuing operations (excluding non-cash asset impairment and stock compensation charges) of $6.0 million and $3.1 million in the years ended December 31, 1999 and 1998, respectively, and $10,323,000 for the nine months ended September 30, 2000.

We have limited liquidity and capital resources.

             At September 30, 2000, our cash and cash equivalents amounted to $10.2 million, including restricted cash of $3.5 million. Cash used by continuing operating activities was $8.6 million in the first nine months of 2000.

             After the sale of our telephony business to Inter-Tel Incorporated on January 1, 2000, and after paying down an existing banking facility, we had approximately $19 million in cash and cash equivalents, $4 million of which was restricted in an escrow account relating to the telephony sale. These funds were to be released to the Company in two parts, $2.0 million in July 2000 and the remainder in January 2001, subject to potential indemnity claims by Inter-Tel. Inter-Tel released $617,000 of the escrowed funds (including accrued interest) to us in July 2000. We recently agreed with Inter-Tel to settle potential indemnity and other claims between the two companies by releasing, from the remaining $3.5 million in escrow, approximately $1.55 million of the escrowed funds to Inter-Tel and $1.95 million to eLOT, with the accrued interest being split prorata between the two companies. See “ Recent Events .”

             DCC has retained an investment banker to explore its strategic options for the sale of the investment and we expect to complete a sale of approximately one-half of our shares in the first quarter of 2001. We expect that our current cash and cash equivalents on hand, plus the proceeds to be received upon the disposition of our investment in DCC, will provide sufficient cash and liquidity to finance our eLottery business through 2001. We are also exploring alternative financing sources for liquidity in the event our shares of DCC cannot be sold in the first quarter. However, the capital markets are subject to uncertainty and risk and we may not be able to secure necessary financing in the event our DCC investment is not sold in the first quarter of 2001.

             The cash provided by our current operating business is minimal and operating cash flow is negative. Cash provided by investing activities was approximately $45.2 million in the first nine months of 2000, primarily due to the proceeds received from the sale of our telephony business of $44.3 million, the sale of our healthcare business of $5.0 million and the repayment by certain key management of the loans of $2.6 million, offset partially by restricted cash from the proceeds of the sale of the telephony business of $3.6 million and the purchase of property and equipment.

We anticipate continued losses.

             Although we believe that our success will depend in large part upon our ability to generate sufficient revenue to achieve profitability and to effectively maintain existing relationships and develop new relationships with customers and strategic partners, our revenue may not increase, and we may not achieve or maintain profitability. In particular, we intend to expend significant financial and management resources on product development, sales and marketing, strategic relationships and technology, and operating infrastructure. As a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future.

We rely heavily on revenues from Internet advertising, which may prove to be an ineffective means of advertising for our customers and an uncertain source of revenue.

             Currently the majority of our revenue comes from advertisements displayed on our eLotteryFreeWay site or included in lottery notification emails from our eLottoNet site. Our ability to achieve substantial advertising revenue and to increase that revenue depends upon the following factors:

      the growth of our user base;
      the rates paid to us by advertisers for Internet advertising, especially rates for banner advertising, which have declined recently and may continue to decline;
      our ability to sell our available advertising inventory;
      acceptance by advertisers of the Internet as an advertising medium;
      our user base being attractive to advertisers; and
      our ability to derive better demographic information from our user base.

Our quarterly operating results will fluctuate because of a number of factors, including the reliance on short-term advertising contracts.

             Because we will increasingly rely on advertising revenues as a part of our business model, our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

    the level of usage of the Internet;
    pricing for Internet-based advertising;
    demand for Internet advertising;
    the addition or loss of advertisers;
    the level of user traffic on our eLotteryFreeWay.com website the number of subscribers to our eLottonet website;
    the mix of types of advertising the company sells (targeted advertising generally has higher rates);
    the amount and timing of capital expenditures and other costs relating to the expansion of eLOT’s operations;
    the introduction of new products or services by our company or our competitors;
    the timing of initial set-up, engineering or development fees that may be paid in connection with larger advertising and distribution arrangements;
    technical difficulties with respect to our Internet technologies;
    costs incurred with respect to acquisitions; and
    negative general economic conditions and their resulting effects on media spending.

             We may from time to time make certain pricing, service or marketing decisions that may adversely affect our profitability in a given quarterly or annual period.

             We currently derive the majority of our revenues from the sale of advertisements on our eLotteryFreeWay.com website and the sale of advertisements on our lottery results notification e-mails, both of which are under short-term contracts that are difficult to forecast accurately. Our expense levels are based in part on expectations of future revenue and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Accordingly, the cancellation or deferral of advertising or sponsorship contracts could have a material adverse effect on our financial results. To the extent that our operating expenses increase but our revenues do not, our business, operating results, and financial condition may be materially and adversely affected.

             Our advertising revenue is also subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters and user traffic on online media properties has historically been lower during the summer and during year-end vacation and holiday periods.

The Internet is characterized by rapid technological changes, and we must adapt quickly to these changes to compete effectively.

             The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available, we may be required to make significant changes to the design and content of our products. Failure to effectively adapt to these or any other technological developments could adversely affect our business, operating results, and financial condition.

We are subject to government regulation and legislation on the gaming industry.

             The gaming market is highly regulated and the competition to secure new contracts is often intense. Awards of government contracts to companies in the industry may be challenged by competitors. Further, governmental authorities may conduct investigations of various types into possible improprieties and wrongdoing in connection with efforts to obtain or the awarding of lottery contracts and related matters. Although we currently have no reason to believe any such investigations might be initiated with respect to eLOT’s conduct, such incidents could have a material adverse effect on eLOT’s ability to carry out our business plan if they were to occur.

             We believe that as of the date of this registration statement, many federal and state prosecutorial agencies in the United States have taken the position that the provision of Internet gaming services to residents of the United States is subject to existing federal and state laws which generally prohibit the provision of gaming opportunities, except where licensed or subject to exemption. On the other hand, it is the company’s understanding that many providers of Internet gaming services to citizens and residents of the United States have taken the position that existing federal and state laws pertaining to the provision of gaming opportunities do not apply to Internet gaming services. Legislation has been introduced to the United States Senate and House of Representatives which, if enacted, would have effectively amended the Federal Wire Statute, codified at 18 U.S.C. Section 1084, to prohibit the p rovision of Internet gaming operations to residents of the United States with certain exceptions. It is our policy to comply with federal and state laws in the United States pertaining to gaming and at the present time and in the absence of a contract to do so with a state authorized lottery, it is our policy not to offer our Internet gaming services to residents of the United States.

             In the last session of Congress, there were two bills pending that could have affected internet lotteries: Senate bill S. 692 ES, also known as the Kyl Bill, and H.R. 3125, also known as the Goodlatte/McCollum Bill. If passed in their proposed form, either bill would limit the purchase of lottery tickets via an electronic network to terminals in places open to the general public, and would prohibit the purchase of lottery tickets from a home computer. This prohibition could have a material adverse effect on our ability to carry out our current business plan. In their proposed forms, neither bill, if passed, would have otherwise materially limited the sale of state lottery tickets offered exclusively to state residents, as envisioned by our business plan.

             The Senate passed the Kyl Bill on November 19, 1999. The Kyl Bill was referred to the House Judiciary Committee on January 27, 2000 and then to the Subcommittee on Crime on February 3, 2000. Following consideration by the House Judiciary Committee, the Goodlatte/McCollum Bill was referred sequentially to the House Commerce Committee on June 7, 2000, and in July 2000 was defeated in a suspension calendar vote requiring a two-thirds majority in which the bill was only approved by a simple majority. Congress adjourned on December 15, 2000 without further action on the Kyl or Goodlatte bills. It is uncertain whether the Kyl Bill, the Goodlatte/McCollum Bill or any bill dealing with Internet lotteries will be considered or passed by either house of Congress and signed into law in future sessions of Congress. If legislation restricting our ability to carry out our business plan is enacted into law, it could hav e a material adverse effect on the operations of eLOT.

The gaming industry is very competitive.

             The development, licensing and management of gaming technology and the provision of gaming entertainment are highly competitive. The gaming market is served by state and nationally sponsored lotteries and by many domestic and foreign gaming companies, including several large land-based casino companies. A number of large, mature lottery services companies serve both the domestic and international markets. Procurement of contracts for governmental lottery services is usually subject to a competitive bidding process. All these competitors have substantially more capital, and therefore broader based resources to apply to technology and marketing than we have. eLOT also competes with other forms of leisure and entertainment activities for the public’s disposable income.

Our company is positioning itself to be concentrated in a single industry.

             Our current operating strategy is to focus on lottery technologies and services. Although we are operating our reward entertainment site, eLotteryFreeWay.com, the IMARCS lottery marketing system and the eLottonet.com lottery results notification site as alternative revenue sources to Internet lottery retailing, and we will seek to develop other lines of business from the existing lottery business, eLOT is subject to risks associated with concentrating on a single industry. Therefore, the adverse effect on our operating revenue resulting from an economic downturn in the lottery industry would be more pronounced than if we had more fully diversified our line of business.

We are subject to U.S. and foreign government regulation of the Internet, the impact of which is difficult to predict.

             There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to eLOT relating to issues such as user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our Internet lottery activities. Any existing or new legislation applicable to eLOT could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Internet.

             Other nations have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on our international operations. In addition, several telecommunications carriers, including America’s Carriers’ Telecommunications Association, are seeking to have telecommunications over the Internet regulated by the FCC in the same manner as other telecommunications services. Many local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs and to impose access fees. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. If any such proposals are adopted, they could impair the growth of the Internet and adversely affec t our company.

To succeed in the continually evolving market for Internet services, we must continue to enhance our products and develop new ones.

             To remain competitive, we must continue to enhance and improve the functionality, features, and content of our eLotteryFreeWay.com site, as well as future Internet-based products. We may not be able to successfully maintain competitive user response times or implement new features and functions, which will involve the development of increasingly complex technologies. If we fail to effectively develop and introduce new products, or those products fail to achieve market acceptance, our business, results of operations, and financial condition could be adversely affected.

Our efforts to establish, maintain and strengthen our brands will require significant expenditures and may not succeed.

             If the marketplace does not associate the eLottery, eLotteryFreeWay.com and eLottonet.com brands with high quality Internet-based gaming entertainment and information, it may be more difficult for us to attract new customers or introduce future products and services. The market for our services is new. Therefore, our failure to establish brand recognition at this stage could harm our ability to compete in the future with other companies that successfully establish a brand name for their services. We must succeed in our marketing efforts, provide high quality services and increase our user base in order to build our brand awareness and differentiate our products from those of our competitors. These efforts have required significant expenditures to date. Moreover, we believe that these efforts will require substantial commitments of resources in the future as our brands become increasingly important to our overall strategy and as the market for our services grows.

We may encounter system failure.

             The ability of our customers to use our services depends on the efficient and uninterrupted operation of the computer and communications hardware and the software and Internet network systems that we maintain. Although our ability to manage the effects of system failures which occur in computer hardware, software and network systems is limited, the occurrences of these failures could harm our reputation, business and prospects. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and the Internet could face similar outages and delays in the future.

Our computer systems and operations may be vulnerable to security breaches.

             Our success depends on the confidence of customers in our ability to securely transmit confidential information over the Internet. Our business plan envisions substantial transfer of financial and personal confidential information. Any failure to provide secure online services could harm our business and reputation. Our products rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. Despite the focus on Internet security, we may not be able to stop unauthorized attempts to gain access to or disrupt the transmission of communications by customers or their end-users. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms used by our products to protect data cont ained in customer databases and the information being transferred.

             Although we generally limit warranties and liabilities relating to security in customer contracts, customers may seek to hold us liable for any losses suffered as a result of unauthorized access to communications. We may not have adequate insurance to cover these losses. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate the problems caused. Moreover, concerns over the security of transactions conducted on the Internet and commercial online services, which may be heightened by any well-publicized compromise of security, may also deter future customers from using our products. Our security measures may not be sufficient to prevent security breaches, and failure to prevent security breaches could harm our reputation, business and prospects.

Our computer systems and operations may be vulnerable to viruses and other disruptions.

             Despite the implementation of security measures by customers and other third parties, customers’ servers or systems may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may not be able to prevent any or all of these disruptions, and failure to do so could limit use of our products, cause customers to incur substantial expenses, and otherwise harm our customers. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information. Anyone who is able to circumvent security measures could misappropriate confidential customer or proprietary company information or cause interruptions in the operations of the company and our eLotteryFreeWay.com website and harm our customers. This could occur through the introduction of known or undetected errors, or bugs, viruses or by other means. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation and a significant loss of revenue.

Because we utilize the Internet to deliver our products, if use of the Internet does not increase, the level of use of our products will suffer.

             If the Internet and other products and services necessary for the utilization of our technologies are not sufficiently developed, fewer customers will use our website and related technologies and our business will be harmed. In particular, the success of our products and services will depend on the development and maintenance of adequate Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and other features demanded by users. Moreover, our success will also depend on the timely development of complementary products or services such as high-speed modems for providing reliable Internet access and services and this may not occur. Because the online exchange of information is new and evolving, the Internet may not prove to be a viable platform for secure online services in the long term. The Internet has experienced, and is expected to continue to experience, s ignificant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users and frequency of use, or if its users require increasingly more resources, the Internet infrastructure may not be able to support the demands placed on it. As a result, the performance or reliability of the Internet may be harmed. This in turn could decrease the level of Internet usage and also the level of utilization of our products and services.

We will continue to expand into international markets in which we have limited experience.

             A key part of our strategy is to develop our online lottery technologies in international markets. To date, we have only installed and operated a lottery system in Jamaica and we have no other operating experience in any foreign markets. In March 2000, we entered into contracts with GTL Management to supply the technology for a planned Internet offering of a lottery for certain United Kingdom charities. However, the land-based U.K. Charities lottery offered by GTL has not been as successful as originally anticipated and GTL has terminated its relationship with the license holder and its plans to offer it over the Internet. We are now reassessing our options with GTL. GTL is exploring other Internet retailing opportunities but currently the equipment delivered by eLottery in August 2000 is not being used in the U.K. and will be redeployed to other uses in eLottery’s businesses.

We or our partners may not be able to successfully market and operate our products and services in foreign markets.

             To date, eLOT has only limited or no experience in developing localized versions of its products and marketing and operating its products and services internationally. We rely to varying degrees on the efforts and abilities of our foreign business partners and marketing experts in such activities. We also believe that in light of substantial anticipated competition, we will need to move quickly into international markets in order to effectively obtain market share. For example, in a number of international markets, we face substantial competition from more traditional lottery providers such as GTECH Holdings, Inc., and Scientific Games, Inc., which have a dominant market share in their territories and that offer or may offer their own new lottery products. International markets we have targeted may not develop at a rate that supports our level of investment. In particular, international markets may be slo wer in adoption of the Internet as an advertising and commercial medium.

             In addition to uncertainty about our ability to continue to generate revenues from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level, including:

    unexpected changes in regulatory requirements;
    trade barriers;
    difficulties in staffing and managing foreign operations including, as a result of distance, language and cultural differences;
    longer payment cycles;
    currency exchange rate fluctuations;
    problems in collecting accounts receivable;
    political instability;
    export restrictions;
    seasonal reductions in business activity; and
    potentially adverse tax consequences.

One or more of these factors could have a material adverse effect on the company’s future international operations and, consequently, on our business, operating results, and financial condition.

Any claim of infringement by third parties could be costly to defend.

             Intellectual property claims can be time consuming to defend, result in costly litigation, divert management’s attention and resources and cause delays in the provision of our services. These claims could require us to enter into royalty or license agreements. A successful claim of product infringement against the company could harm our business and prospects. Although we believe many of our products are proprietary, we could face a claim of infringement by third parties with respect to our current or future products or services. In addition, we may increasingly become subject to claims of intellectual property infringement by third parties as the number of competitors grows and the functionality of products and services increasingly overlap. Because we are in a new and evolving market, customers may demand features that could increase the likelihood of infringement claims.

We may be unable to recruit or retain qualified personnel, which could harm our business and product development.

             We are dependent upon the ability and experience of our executive officers and other employees. Although we currently have oral and written agreements as to the terms of employment with several of our executive officers, such agreements do not guarantee that we will retain such officers and we do not maintain key man life insurance on the lives of such executive officers.

             We also must continue to identify, recruit, hire, train, retain and motivate highly skilled sales, technical, managerial, marketing and customer service personnel. Particularly in the Internet industry, competition for these personnel is intense, and we may be unable to successfully recruit, assimilate or retain sufficiently qualified personnel. In particular, we may encounter difficulties in recruiting a sufficient number of sales personnel and qualified software developers, and may not be able to retain these sales personnel and developers, which could harm relationships with our existing and future customers at a critical stage of development. The failure to recruit and retain necessary sales, technical, managerial, marketing and customer service personnel could harm our business and our ability to obtain new customers and develop new products.

INVESTMENT RISKS

There is a risk our shares will be delisted from NASDAQ.

             The eLOT common stock has been trading below $1.00 per share since November 8, 2000 and had closed below $1.00 per share for 30 consecutive trading days as of December 21, 2000. If the common stock trades below $1.00 per share for more than 30 consecutive trading days, the NASDAQ Stock Market will issue a letter stating that the company is out of compliance with the listing requirements for continued listing on the National Market System or the Small Cap Market of NASDAQ. After receiving such a letter we will have 90 days to come back into compliance by having a closing price of $1.00 or more for more than ten consecutive trading days. If at the end of 90 days the stock price is still not in compliance, we can request a hearing as to whether the stock should be permitted to continue to trade on the National Market System or the Small Cap Market. After the hearing, which usually is scheduled four to six we eks after the request, NASDAQ will decide if the company can continue trading on the National Market or the Small Cap Market of NASDAQ or trade only in the over-the-counter (OTC) market. If the common stock is delisted from National Market trading, it could have a material adverse effect on our stock price and the liquidity of our shares.

We may issue a substantial number of additional shares of our common stock over time, which could result in a decrease in our stock price.

             The sale, or availability for sale, of substantial amounts of our common stock in the public market could materially decrease the market price of our common stock and could impair our ability to raise additional capital. Pursuant to an Asset Purchase Agreement by and among eLOT, our subsidiary eLOTTONET Inc., and PlasmaNet, Inc., we issued 100,000 shares of our common stock to PlasmaNet in exchange for certain assets of PlasmaNet’s pay-to-play lottery business. In addition to those shares, pursuant to the related strategic partnership agreement, if the acquired business meets certain performance goals, we have issued 1,500,000 shares and may issue to PlasmaNet up to an additional 5,400,000 shares of our common stock over a three-year period or longer depending upon the timing of the satisfaction of the performance goals. If we issue all or a significant part of these shares, our outstanding stock cou ld suffer significant dilution.

             In addition, in November 2000, we issued 1,000,000 shares of our common stock to MDI Entertainment, Inc. pursuant to a Strategic Alliance Agreement and a Stock Exchange Agreement and in December 2000, we issued 1,000,000 shares of our common stock to a private investor for cash. We have also issued and may issue in the future a significant number of shares of our common stock to vendors of various services as payment for those services in order to conserve cash. Certain of these vendors have registration rights and therefore shares issued to them may be sold after registration of the shares is effective and subject to the agreements under which those shares were issued. Those vendors who are selling shareholders named in this Prospectus have agreed that their sales will only be made in a limited number of shares per day over a period of sixty days. We have further agreed with those vendors to pay the amou nts remaining unpaid on their invoices in cash in the event their net sale proceeds of all of the shares issued to them are insufficient to pay them for their invoiced services and the vendors have agreed to reimburse the company any net proceeds from sales of their shares in excess of those required to satisfy such invoices. See “Selling Shareholders.”

             Alternative financing of our operations, if DCC cannot be sold in the first quarter of 2001, may also result in additional shares of our common stock being issued with registration rights allowing such shares to be sold into the public market.

             Sales of a substantial number of shares of our common stock issued pursuant to these agreements could occur at any time after the issuance of these shares, which may have an adverse effect on the price of our common stock and may impair our ability to raise additional capital in the future.

Our stock price has historically been volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

             The trading price of eLOT common stock has been and may continue to be subject to wide fluctuations. From the beginning of 1999 through the end of November 2000, the closing sale prices of our common stock on the Nasdaq Stock Market ranged from $.63 to $10.38. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by eLOT or its competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such compa nies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

We do not anticipate paying any cash dividends in the foreseeable future.

             We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

Certain provisions of Virginia law, our Articles of Incorporation and Bylaws make a takeover by a third party difficult.

             Certain provisions of Virginia law and our Articles of Incorporation and our Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us, which could limit the price investors might be willing to pay in the future for our common stock. These provisions include:

      a provision allowing us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of the common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock;
      the Bylaws’ requirement that shareholders provide advance notice when nominating our directors;
      provisions of our Articles of Incorporation which eliminate or limit the liability of directors and officers in the performance of their duties; and
      the application of Virginia law prohibiting us from entering into a business combination with the beneficial owner of 10% or more of our outstanding voting stock for a period of three years after the 10% or greater owner first reached that level of stock ownership, unless certain criteria are met.

We may have to provide for the retirement of our convertible subordinated debentures.

             We currently have outstanding an aggregate of $16,340,000 principal amount of our 7 1/2% Convertible Subordinated Debentures due 2011. It is our opinion that these debentures did not have to be retired or repaid after the sale of either or both of our telephony and healthcare businesses under the terms of the trust indenture covering the securities. The indenture trustee requested written legal support for our opinion, at the request of one of the debenture holders, and we have complied with that request. Although we do not believe retirement of the debentures was or is required, there is a risk that the indenture trustee or a holder of debentures could take a contrary position and that as a result we might have to provide cash or equity to retire the outstanding debentures or defend our position in legal proceedings.

THE COMPANY

             We, through our wholly owned subsidiary, eLottery, Inc., are pursuing opportunities to become a web-based retailer of lottery services and to license our systems and services to state and international lotteries. We develop, provide and maintain Internet, Intranet, telephone, communications, accounting, banking, database and other applications and services to facilitate the electronic sale of new and existing lottery products worldwide. Using our past experience and market-tested products, we are committed to leading the governmental lottery industry into the e-commerce market. We have positioned ourselves to become a leader in the area by addressing the many complex legal, political and social issues facing governmental lotteries as they react to the significant market changes signaled by the rapid growth in Internet sales. We have developed, installed and operated Internet, Intranet, telephone, communic ations, accounting, banking, database and other applications and services to facilitate the electronic sale of new and existing lottery products.

             We have developed proprietary lottery technologies designed to take advantage of the impact that we believe recent advances in telecommunications and computers will have on the nature and delivery of lottery products and the support systems necessary to administer them. We believe we are the first to develop and operate secure, integrated Internet, Intranet and telephone lottery gaming systems. Our Internet and Intranet systems provide for the electronic sale and support of both periodic and instant draw lottery games and instant electronic “scratch-off” games. Using our systems, lotteries will be able to electronically distribute lottery tickets for both periodic and instant draw lottery games over the Internet through our website, eLottery.com, through an Intranet, through telephone networks, and through stand-alone custom-designed electronic lottery terminals. We believe that the electronic d istribution of lottery tickets through these systems will increase sales for lotteries because the systems make the purchase of tickets easier and use technology to enhance the lottery gaming experience. Subject to applicable law, the eLottery.com website can contain links to the sites of participating lotteries utilizing our technologies to sell their lottery tickets over the Internet. We also may sell lottery tickets as an agent for certain lottery operators. We believe that our systems provide lotteries with numerous advantages relative to traditional means of distribution, including:

      player database creation and tracking capability;
      sale of tickets over the Internet;
      entertaining fast-play instant games; and
      access to new and more demographically attractive market segments.

             We believe that the combination of the advantages of Internet commerce and our ability to customize our systems will result in eLottery becoming an agent and leading provider of products and services for the lottery industry.

             We are committed to leading the governmental lottery industry into the e-commerce market. Consequently, we also have developed transitional e-commerce solutions for governmental lotteries that leverage the opportunities presented by the Internet, while simultaneously addressing political, legal and social issues.

             In addition to web-based lottery ticket sales we are pursuing several additional related revenue opportunities. On June 13, 2000, we announced a long-term strategic partnership agreement with PlasmaNet, Inc., a leading online database marketing company providing targeted advertising and marketing services and operator of the FreeLotto.com website. We also acquired from PlasmaNet the web site LottoNet.com, a lottery results website. LottoNet.com and the other assets purchased from PlasmaNet in connection with its pay-to-play lottery information and e-mail results notification services are held by eLOTTONET Inc., a wholly-owned subsidiary of eLOT. As a part of our agreement with PlasmaNet, we will obtain branded links on the FreeLotto.com home page, which will seamlessly connect to the LottoNet.com site and our reward-entertainment lottery portal at eLotteryFreeWay.com. In addition, we will have the exclusive right to market products and services related to the pay-to-play lottery business to FreeLotto.com’s user base.

             Our eLottonet.com web site has recently been redesigned and relaunched. Through registration at the eLottonet site, lottery players can receive free e-mails notifying them of selected state lottery results. eLottery derives revenue from advertising placed on those e-mails. We expect eLottoNet.com to be a more significant advertising revenue generator because advertisers are willing to pay a higher CPM rate for targeted emails compared to banner advertising. eLottonet’s registered subscriber base contained over 850,000 names at the end of October 2000.

             We are also targeting Internet advertising and marketing dollars from governmental lotteries. Lotteries worldwide spend billions of dollars annually on promotions with almost none of that being spent on the Internet. Through the use of eLottery’s Internet Marketing, Analysis, Research and Communications System (IMARCS), we expect to capture a portion of that market. The IMARCS system also allows eLottery to begin building relationships with the U.S. State lotteries and potential lottery ticket purchasers, by establishing “very important players” clubs on the Internet and communicating with and marketing lottery products to the registered players through targeted e-mails. We currently have IMARCS agreements with the state lotteries of Idaho, Maryland and Indiana, pursuant to which we are paid transaction based fees for e-mail services. We also recently signed an agreement with PlasmaNet, ope rator of the FreeLotto.com website, to jointly provide state lotteries with targeted advertising directed to FreeLotto’s large database of lottery players.

             We have already begun generating revenues through advertising and e-commerce transactions on our lottery portal, eLotteryFreeWay.com. eLotteryFreeWay.com. is a “sticky” website designed to attract, aggregate, entertain, register, retain and derive revenue from an Internet-based community who we believe will be highly predisposed to playing and purchasing lottery tickets. The site offers customers the opportunity to play a variety of games for free and win cash or discounts on merchandise. There are significant potential benefits between eLotteryFreeWay.com and eLottery’s goal of selling lottery tickets over the Internet. eLotteryFreeWay.com is a means through which we are building a player base with a high propensity to buy lottery tickets on-net. At the same time, we are generating revenue through advertising placed on the eLotteryFreeWay site.

             Through eLottonet, the IMARCS system and eLotteryFreeWay.com, eLottery is generating revenues and building a database of customers that are Internet users and play the lottery, the exact demographic eLottery will be targeting for the web-based sale of lottery tickets. At the same time, we are seeking to build a brand name among consumers as well as within the lottery industry.

RECENT EVENTS

Inter-Tel

             On December 15, 2000, we reached agreement with Inter-Tel Incorporated to settle certain disputed claims relating to the sale of our computer telephony business to Inter-Tel on January 1, 2000. Under the Asset Purchase Agreement with Inter-Tel, approximately $3.5 million of the purchase price was being held in an escrow account to be available to Inter-Tel to satisfy certain potential purchase price adjustments and indemnity claims for up to one year following the sale. We and Inter-Tel have agreed to settle all asserted claims and potential other claims arising from the sale by releasing from the escrow $1,950,000 to eLOT and approximately $1,550,000 to Inter-Tel, with the parties splitting the accrued interest on a pro rata basis. This settlement reduces the proceeds to us of the telephony sale by $1,550,000 but releases $1,950,000 plus interest from the escrow to us without further negotiation or legal proceedings.

MDI

             On November 2, 2000, we announced we had entered into a strategic alliance agreement with MDI Entertainment, Inc. MDI specializes in creating, marketing and implementing entertainment-based promotions on behalf of the North American lottery industry. MDI’s principal business has been the scratch ticket segment of the government lottery industry, for which it licenses well-known brand names and entertainment properties. Some of MDI’s properties include Harley-Davidson®, Wheel of Fortune®, Jeopardy!(, and Elvis Presley(. We intend to capitalize on these strengths with MDI and bring them to the Internet. As part of the strategic alliance, eLottery and MDI will form a joint venture to develop web sites to allow lottery players to submit non-winning scratch tickets for additional chances to win, without requiring players to send them through the mail. These web sites will register and aggrega te millions of players, subject to the lottery’s and players’ permission. These sites are expected to significantly increase eLottery’s database of lottery players who are Internet users.

             Additionally, the strategic alliance calls for MDI’s sales and marketing team to market eLottery’s products and services, including IMARCS Internet marketing technology, lottery results email notification service (LENS), email subscription services and lottery ticket web retailing, to MDI’s clients, which include 34 U.S. state lotteries and three Canadian lotteries. Under terms of the agreement, we issued 1 million of our common shares in exchange for 444 shares of preferred stock in MDI convertible to 444,444 shares of MDI common stock. We also acquired a warrant to purchase an additional 555,556 common shares of MDI at $3.50 per share.

PlasmaNet

             Under the terms of the asset purchase agreement in connection with the purchase of LottoNet.com, we issued 100,000 shares of our common stock to PlasmaNet. Under the terms of the strategic partnership agreement, we issued an additional 1,500,000 shares of our common stock as a prepayment for the first 500,000 of PlasmaNet’s unique users to opt into our newly-acquired pay-to-play lottery business, now operating at eLottonet.com. As consideration for any unique users over 500,000, we will be required to issue up to 5,400,000 additional shares of our common stock for 4,500,000 additional unique users. We are required to pay consideration for up to 375,000 additional unique users supplied by Plasmanet per quarter in excess of the previous highest number of users we have paid for. As payment for these users, we have the option to pay:

             (i)   cash consideration in the amount of $3.00 per unique user;

             (ii)   a number of shares of our common stock equal to the product of $3.00 and the number of unique users divided by our average stock price as quoted on the Nasdaq National Market for the prior 30 trading days; or

             (iii)   if our stock is less than $2.50 per share, cash consideration in an amount equal to the net advertising revenues attributable to the unique users and the remainder in the form of a note in the principal amount equal to the product of $3.00 and the number of unique users (excluding any unique users covered by the net advertising revenue cash consideration). This note matures three years from the date of issuance; however, we must redeem the note on the fifth business day following any day that our average stock price over the prior 30 trading days is equal to or greater than $2.50. The redemption price for this note is payable in shares of our common stock equal to the principal amount of the note divided by this average stock price.

             After we have paid PlasmaNet for 5,000,000 unique users, we are obligated to negotiate in good faith to determine our obligation to pay additional consideration for additional unique users.

Jamaica Lottery Corporation

             On October 25, 1999, we entered into a software licensing and development agreement and a management agreement with the Jamaica Lottery Corporation (“JLC”), the government-authorized provider of Jamaican government lottery products, and eCaribbean.com, Limited, a Jamaican company that has been designated the exclusive internet retail agent of JLC. Under the agreement, we have provided, and license and maintain, our proprietary internet lottery software and systems to JLC for use in making sales of authorized Jamaican government lottery products to eligible Jamaican citizens and other persons in a manner and under circumstances deemed by JLC to comply with applicable law. The agreement has an initial term of ten years and provides for compensation to eLottery of a percentage of the net lottery revenues from Internet sales, after payment of the prize pool, required governmental and charitable paym ents, internet service provider fees, and banking fees not charged to customers’ accounts. eLottery delivered the customized software and systems in August 2000 and JLC launched Internet retail sales of Jamaica Lottery tickets in October 2000. JLC has not yet begun active marketing of the Internet retail site and revenues to date from JLC Internet sales have not been material.

GTL

             On March 6, 2000, we announced a strategic alliance agreement with Global Technologies Limited (GTL) to facilitate and develop e-commerce sales and technologies of lottery and other governmental authorized gaming related products in the United Kingdom. GTL is a technology incubator that develops and manages emerging growth businesses focused on the networking solutions, telecommunications, gaming and e-commerce opportunities. As the first initiative of the strategic alliance, we announced a four-year agreement with GTL under which eLOT will be the exclusive web-based retailer and provider of games for a UK charity lottery. The U.K. charity lottery is authorized by the Gaming Board for Great Britain, with GTL Management Ltd. serving as the operating company on behalf of Inter Lotto (UK) Ltd. The initial Internet lottery product was expected to be Great Britain’s first “Pick 3” game called, “The Daily Number.” Sales of the “Pick 3” game commenced in March 2000, and Internet sales were expected to start in the third quarter of 2000. On August 23, 2000, eLottery delivered Internet sales capabilities for the Pick 3 game to GTL.

             On September 6, 2000, GTL announced that it had terminated its operating agreements with Inter Lotto with respect to the UK Charities Lottery and therefore would no longer have the right to offer Internet games pursuant to Inter Lotto’s licenses after December 2000. GTL has also announced that sales of the land-based U.K. Charities lottery have been disappointing. GTL has stated that although it still wants to work with us on the launch of Internet lottery ticket sales in the U.K., GTL is refocusing its U.K. gaming strategy and pursuing agreements with several potential partners that will replace Inter Lotto’s External Lottery Manager’s Certificate. GTL has informed us that it has been contacted by several parties who are interested in utilizing its lottery management services and gaming network infrastructure, and that once these agreements have been finalized, GTL will work with us to off er Internet lottery ticket sales. We are now reassessing our options with GTL. Currently, we have shipped back to the United States the equipment delivered by eLottery in August 2000 and it will be redeployed to other uses in eLottery’s businesses.

Discontinued Operations

             Effective January 1, 2000, we completed the sale of our computer telephony business to Inter-Tel, Incorporated, and on July 21, 2000, we completed the sale of our healthcare communications business to Grinnell Corporation. The results of the computer telephony business and the healthcare communications business are accounted for as discontinued operations in the financial statements for the year ended December 31, 1999.

             We have announced our intention to sell our investment in Dialogic Communications Corporation (DCC). eLOT owns greater than 50% of the outstanding shares in DCC, a privately held company based in Franklin, Tennessee, that develops and markets interactive call processing solutions for business, industry and government. We have reached an agreement with DCC’s Board of Directors and management to support eLOT’s attempts to monetize all or part of its investment in the company and expect to complete a sale of approximately half of the investment in the first quarter of 2001. Robert C. Daum, eLOT’s Executive Vice President, Development and Finance, serves on DCC’s Board of Directors.

USE OF PROCEEDS

             We will not receive any of the proceeds from the sale of shares by the selling shareholder, but we have agreed to bear certain expenses of registration of the shares under federal and state securities laws.

SELLING SHAREHOLDERS

             The following table provides the names of and the number of shares of common stock beneficially owned by the selling shareholders, and the number of shares of common stock beneficially owned by the selling shareholders upon completion of the offering or offerings pursuant to this Prospectus, assuming the selling shareholders offer and sell all of their shares. We have agreed with each selling shareholder to register their shares for public resale. The selling shareholders, however, may offer and sell all, some or none of their shares. The selling shareholders identified as service providers to the company in the footnotes below, who have received their shares as payment for services rendered or to be rendered to the company, anticipate selling their shares pursuant to agreements with the company that permit them to sell a limited number of shares per day over a 60-day period after registration. The respec tive donees, pledgees and transferees or other successors in interest of the selling shareholders also may sell the shares listed below as being held by the selling shareholders. The selling shareholders will not beneficially own one percent or greater of eLOT’s outstanding common stock upon the sale of their shares offered hereby.

Selling Shareholder	Beneficial Ownership Prior to Offering		Percentage Prior to the Offering (1)	Number of Shares Offered	Beneficial Ownership After the Offering

MDI Entertainment, Inc.	1,000,000	(2)	1.5%	1,000,000	0
Roger Goodspeed	1,000,000	(3)	1.5%	1,000,000	0
Energenics LLC	1,500,000	(4)	2.25%	1,500,000	0

Wasserstein Perella & Co., Inc.	370,000	(5)	.6%	370,000	0
Homepage fx	80,000	(6)	.1%	80,000	0

______________

(1)	Percentage of 66,696,043 shares of common stock, based on shares outstanding as of October 31, 2000.
(2)	The selling shareholder acquired 1,000,000 shares of eLOT common stock pursuant to the agreement described under “Recent Events—MDI” on page 12.
(3)	The selling shareholder acquired 1,000,000 shares of common stock directly from the company for cash in a private transaction on December 14, 2000.
(4)	The selling shareholder acquired 1,500,000 shares of common stock in payment of fees for software development services rendered to the company and to be rendered to the company. See “Risk Factors” above.
(5)	The selling shareholder acquired 370,000 shares of common stock in payment of fees for investment banking services rendered to the company during 2000. See “Risk Factors” above.
(6)	The selling shareholder acquired 80,000 shares of common stock in payment of fees for web page development services rendered to the company in 2000. See “Risk Factors” above.

PLAN OF DISTRIBUTION

             This Prospectus relates to the offer and sale from time to time by the holder of up to 3,950,000 shares of our common stock. This Prospectus has been prepared in connection with registering the shares to allow for sales of shares by the applicable selling shareholders to the public, but registration of such shares does not necessarily mean that any of such shares will be offered and sold by the holder thereof.

             We will not receive any proceeds from the offering by the selling shareholders. The shares may be sold from time to time to purchasers directly by any of the selling shareholders, or donees, pledgees, transferees or other successors in interest thereof. Alternatively, the selling shareholders, or transferees thereof, may from time to time offer the shares through dealers or agents. These dealers or agents may receive compensation in the form of commissions from the selling shareholders, or transferees thereof, and/or the purchasers of shares for whom they may act as agent. The selling shareholders, or transferees thereof, and any dealers or agents that participate in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any profit on the sale of shares by them and any commissions received by any such dealers or agents might be deemed to b e underwriting commissions under the Securities Act of 1933.

             At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling shareholders, or transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

             In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

             The shares may also be sold in one or more of the following transactions:

      block transactions, which may involve crosses, in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;
      purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement;
      ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers;
      sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and
      sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

             In effecting sales, broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate.

             In our agreements with MDI, we agree to indemnify MDI against liabilities that might arise out of or be based on any material misstatements or omissions in this Prospectus unless they were based on untrue or incomplete information furnished by MDI to us expressly for use in the Prospectus. MDI has agreed that it will not sell more than 333,334 shares of common stock during the thirty day period following the date of this Prospectus, or more than 666,667 shares (less any shares sold in the first period) in the next thirty days, and not more than 1,000,000 shares (less any shares sold in the first two periods) in the following thirty days.

EXPERTS

             The financial statements and schedule incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in this Prospectus in reliance upon the authority of that firm as experts in giving such reports.

             No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by eLOT or the selling shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction and to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder, under any circumstances, shall create any implication that there has been no change in the affairs of eLOT since the date hereof, or that the information herein is correct as of any time subseq uent to its date.

LEGAL MATTERS

             The validity of the issuance of the shares of common stock offered pursuant to this Prospectus will be passed upon for eLOT by Barbara C. Anderson, Senior Vice President and General Counsel of the Company. Ms. Anderson beneficially owns 471,686 shares of Company common stock.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

             The documents listed below have been filed by us under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and are incorporated herein by reference:

a.	eLOT’s Annual Report on Form 10-K for the year ended December 31, 1999;

b.	eLOT’s Quarterly Report on Form 10-Q for the period ended September 30, 2000; and

c.	The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 8, 1992.

             Each document filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus supplement) or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

             Copies of all documents that are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Barbara C. Anderson, Esq., Senior Vice President, Law and Administration, and Secretary, eLOT, Inc., 301 Merritt 7, Norwalk, Connecticut 06851.

WHERE YOU MAY FIND MORE INFORMATION

             We are subject to the informational requirements of the Securities Exchange Act of 1934, and accordingly we file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed can be inspected and copied at the Commission’s Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file e lectronically with the Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning eLOT can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

             We have filed with the Commission a registration statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933 with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the shares offered by this Prospectus, reference is hereby made to the registration statement and such exhib its and schedules that may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

             No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus in connection with the offer described in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this Prospectus nor any sale made under this Prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this Prospectus or since the date of any documents incorporated into this Prospectus by reference. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state .

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other expenses of Issuance and Distribution

             The following table sets forth the estimated fees and expenses payable by eLOT in connection with the issuance and distribution of the common stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

Securities Act Registration Fee	$509
Printing and duplicating fees	$2,000
Legal fees and expenses	$1,000
Accounting fees and other advisory services	$1,000
Miscellaneous expenses	$200

*Total	$4,709

______________

*	None of the expenses listed above will be borne by the selling shareholders.

Item 15.   Indemnification Of Directors And Officers

             Article 10 of the Virginia Stock Corporation Act and eLOT’s Articles of Incorporation provide for indemnification of officers and directors of eLOT under certain circumstances. No director or officer of eLOT shall be liable to eLOT or its shareholders for monetary damages in respect of proceedings brought by or on behalf of eLOT or its shareholders, unless such person engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. eLOT shall indemnify any person who is or was a party to a proceeding unless the person engaged in willful misconduct or a knowing violation of criminal law.

             Insurance carried by eLOT provides (within limits and subject to certain exclusions) for reimbursement of amounts that (a) eLOT may be required or permitted to pay as indemnities to eLOT’s directors or officers for claims made against them, and (b) individual directors, officers and certain employees of eLOT may become legally obligated to pay as the result of acts committed by them while acting in their corporate or fiduciary capacities.

Item 16.   Exhibits

Exhibit Number	Description
5	Opinion of Barbara C. Anderson, Senior Vice President and General Counsel.
23.1	Consent of Arthur Andersen LLP.
23.2	Consent of Barbara C. Anderson, Senior Vice President and General Counsel (included in Exhibit 5).
24	Power of Attorney (included on signature page).

Item 17.   Undertakings

             The undersigned Registrant hereby undertakes:

             (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)  To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of Prospectus filed with the

  Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

             (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3)   To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

             The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             The undersigned Registrant hereby further undertakes that:

             (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counse l the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, eLOT certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwalk, State of Connecticut on December 19, 2000.

eLOT, INC.
By:	/s/ Edwin J. McGuinn

Edwin J. McGuinn President and Chief Executive Officer

POWER OF ATTORNEY

             The undersigned hereby constitutes and appoints Edwin J. McGuinn, Robert C. Daum and Barbara C. Anderson as his/her true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his/her stead, in any and all capacities, to sign on his/her behalf the Registration Statement on Form S-3 in connection with the sale by the selling shareholders included in the Prospectus of shares of common stock of eLOT, Inc., and to execute any amendments thereto (including all post-effective amendments thereto) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform e ach and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

             Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Edwin J. McGuinn Edwin J. McGuinn	President and Chief Executive Officer (Principal Executive Officer)	December 19, 2000

/s/ David J. Parcells David J. Parcells	Chief Financial Officer (Principal Financial and Accounting Officer)	December 20, 2000

/s/ Richard J. Fernandes Richard J. Fernandes	Director	December 20, 2000

/s/ Philip Gunn Philip Gunn	Director	December 17, 2000

John P. Hectus	Director	__________, 2000

Stanley J. Kabala	Chairman of the Board, Director	__________, 2000

/s/ Jerry M. Seslowe Jerry M. Seslowe	Director	December 18, 2000

EXHIBIT INDEX

Exhibit Number	Description
5	Opinion of Barbara C. Anderson, Senior Vice President and General Counsel.
23.1	Consent of Arthur Andersen LLP.
23.2	Consent of Barbara C. Anderson, Senior Vice President and General Counsel (included in Exhibit 5).
24	Power of Attorney (included on signature page).